05007282

PROCESSED

APR 25 2005

THOMSON FINANCIAL

RECEIVED

2005 APR 12 P 2:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

March 24, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 031/2005**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2005.

  Date: March 24, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,



Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.



Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 24, 2005

AIS-CP 031/2005

March 24, 2005

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2005.

To: The President
The Stock Exchange of Thailand

The Board of Directors Meeting No. 3/2005 of Advanced Info Service Public Company Limited (the "Company") held on March 24, 2005 at the Board Room, 20th floor, Shinawatra Tower 1, No. 414 Phahonyothin Road, SamsenNai, Phayathai, Bangkok, has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 2/2005 held on February 17, 2005;
2. Approved the amendments to the Company's corporate governance policy to be in line with the international's best practices;
3. Certified the information to be disclosed in the Company's filing for 2004 (Form 56-1).
4. Self – Assessed of the Board of Directors.
5. Approved the capital expenditures for May – October 2005 at the total amount of USD 83.8 million, to increase the capacity of service to the Company's subscribers and increase the traffic and signaling efficiently.
6. To notify the investment in new subsidiary, details as follows;
   6.1 The general characteristics of the transaction: set up the new company and hold 99.99 % stake
   6.2 The details of assets to be invested:

The Company name:	ADVANCED MPAY Co. Ltd.
Nature of Business:	pre-paid cards for purchase of products and services
Registered Capital:	Baht 210 million
Paid up Capital:	Baht 210 million
Paid up shares:	21 million shares
Par value:	Baht 10
Board of Directors:	Mr. Somprasong Boonyachai Mrs. Siripen Sitasuwan Miss Yingluck Shinawatra Mr. Pong-Amorn Nimpoonsawat Mr. Leong Shin Loong

   6.3 The value and size of the transaction:

Value of investment:	Baht 210 million
Size of transaction:	approximately 0.17% of total assets of the Company reported in the year 2004 financial statements

6.4 The benefits expected to receive: to support the pre-paid card via mobile phone

6.5 The source of fund: working capital of the Company

The company is pending approval from the BOT.

7. Approved the capital increase of Bridge Mobile Pte., Ltd. (The subsidiary of the Company, 99.99 % holding) from Baht 1 million, divided into 100,000 shares at par value of Baht 10 each to Baht 250 million, divided into 25 million shares at par value of Baht 10 each, using for the working capital of pre-paid card business. The capital increase will be issued and offered to the existing shareholder for allotment the ordinary shares of 24.90 million shares at Baht 10 each. The company is pending approval from the BOT. After such company has obtained the approval from the BOT, the Company shall notify the progress further.